EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months
	Ended August		Year Ended November
	2008		2007		2006		2005		2004
	($ in millions)
Net earnings	$4,443		$11,599		$9,537		$5,626		$4,553
Add:
Provision for taxes	1,492		6,005		5,023		2,647		2,123
Portion of rents representative of an interest factor	109		137		135		119		118
Interest expense on all indebtedness	26,097		41,981		31,688		18,153		8,888

Pre-tax earnings, as adjusted	$32,141		$59,722		$46,383		$26,545		$15,682

Fixed charges (1):
Portion of rents representative of an interest factor	$109		$137		$135		$119		$118
Interest expense on all indebtedness	26,170		42,051		31,755		18,161		8,893

Fixed charges	$26,279		$42,188		$31,890		$18,280		$9,011

Preferred stock dividend requirements	154		291		212		25		—

Total combined fixed charges and preferred stock dividends	$26,433		$42,479		$32,102		$18,305		$9,011

Ratio of earnings to fixed charges	1.22	x	1.42	x	1.45	x	1.45	x	1.74	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.22	x	1.41	x	1.44	x	1.45	x	—

(1)	Fixed charges include capitalized interest of $73 million, $70 million, $67 million, $8 million and $5 million as of August 2008, November 2007, November 2006, November 2005 and November 2004, respectively.